FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Residential Funding Corporation (Last) (First) (Middle) 8400 Normandale lake Boulevard Mail Stop 01-14-60 (Street) Minneapolis, MN 55437 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 02/11/2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

Accredited Home Lenders Holding Co.
LEND

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)
   Other (specify below)

Description
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
None

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Floating-Rate Convertible Debenture	Immed / (*)	Common Stock(**) / 2,095,625	$1.43	D
Explanation of Responses:

(*) The debenture is convertible at any time on or prior to its maturity date. The maturity date is currently January 31, 2006 (extendable to March 18, 2007 at lender's sole discretion.                                                 (**)The Debenture is convertible into shares of the issuer's Series B Common Stock. The Series B Common Stock, in turn, will be automatically converted into Series A Common Stock on a one-for-one basis upon the closing of the contemplated sale of the issuer's Common Stock in its currently pending registered public offering and the Series A Common Stock will be automatically converted into Common Stock on a one-for-one basis, with the Series A Common Stock and Series B Common Stock ceasing to be authorized and exist as separate classes.

By:	Date:
/s/ Residential Funding Corporation	02/10/2003
By: /s/ Davee Olson, Chief Financial Officer
** Signature of Reporting Person	SEC 1473 (07-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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